SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. _____________)*




                      Interactive Flight Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    45838C106
                                    ---------
                                 (CUSIP Number)


                                  May 10, 1999
                                  ------------
              Date of Event which Requires Filing of This Statement




             CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

RULE 13D-1(B)  [ ]
RULE 13D-1(C)  [X]
RULE 13D-1(D)  [ ]


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages


NY2:\521414\01\B6BQ01!.DOC\73615.0005

--------------------------------------------                                              -----------------------------------------
            CUSIP NO. 45838C106                                  13G                                  PAGE 2 OF 4 PAGES
--------------------------------------------                                              -----------------------------------------

-------------- --------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               The Shaar Fund Ltd., a corporation organized under the law of the British Virgin Islands
               N/A

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) [ ]
                                                                                                            (b) [ ]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  B.V.I.
-------------- --------------------------------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            1,087,500 (1)
         NUMBER OF
          SHARES
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 6       SHARED VOTING POWER

---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 7       SOLE DISPOSITIVE POWER

                                            1,087,500 (1)
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,087,500 (1)
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                [ ]

-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  17.0% (1)(2)(3)
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------


(1) Consists of 1,087,500 shares which may be acquired upon conversion of the securities described in Item 4. (2) Assumes issuance of 1,087,500 shares upon conversion of the securities described in Item 4. (3) Based upon 5,317,900 outstanding as represented by the Issuer on May 10, 1999.


                               Page 2 of 4 Pages

ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         (a) and (b) This statement relates to the Class A Common Stock of Interactive Flight Technologies, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4041 North Central Avenue, Suite B 200, Phoenix, Arizona 85012.

ITEM 2.  NAME OF PERSON FILING:

         (a)-(c) This statement is being filed by The Shaar Fund Ltd. ("Shaar"). Shaar is a corporation organized under the laws of the British Virgin Islands with its principal business office located at c/o Citco Funds Services, Curacao, Kaya Flamboyan 9 Curacao, Netherlands Antilles.

         (d)-(e) This statement relates to the Class A Common Stock of the Issuer, par value $.01 per share. The CUSIP No. for such shares is 45838C106.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ]  Broker or Dealer registered under Section 15 of the Act

         (b) [ ]  Bank as defined in section 3(a)(6) of the Act

         (c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment Company registered under section 8 of the Investment Company Act

         (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

         (g) [ ]  Parent Holding Company, in accordance with ss.
                  240.13d-1(b)(ii)(G);

         (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is executed from the definition of Investment Company under Section 3(c)(14) of The Investment Company Act of 1940;

         (j) [ ]  Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

         N/A




                               Page 3 of 4 Pages

ITEM 4.  OWNERSHIP.

         (a)-(c) Shaar may be deemed to beneficially own 1,087,500 shares or 17.0% of the Issuer's Class A Common Stock. Shaar beneficially owns a warrant to purchase 87,500 shares of Class A Common Stock and 3,000 shares of the Issuer Series A 8% Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock is convertible into 1,000,000 shares of Class A Common Stock. The Preferred Stock is not convertible prior to November 8, 1999 and may be redeemed by the Issuer prior to conversion. The response of Shaar to Items 5, 7, 9 and 11 of its Cover Sheet which relate to the beneficial ownership of the Class A Common Stock of the Issuer is incorporated herein by reference.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10.  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 19, 1999
                                            THE SHAAR FUND LTD.
                                            By:  Inter Caribbean Services Ltd.

                                            By: /s/ Declan Quilligan
                                                -------------------------------
                                                Name: Declan Quilligan
                                                Title: Director



                               Page 4 of 4 Pages